SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               FORM 11-K

(Mark One)
  [ X ]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1998

                                   OR

  [   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ________

                         Commission File Number
                                 1-6699




             Employees' Voluntary Investment and Savings Plan
                 of International Multifoods Corporation
                           200 East Lake Street
                         Wayzata, Minnesota 55391
                    (Full title and address of plan)



                  International Multifoods Corporation
                          200 East Lake Street
                         Wayzata, Minnesota 55391
   (Name of issuer and address of principal executive offices of issuer)






                      EMPLOYEES' VOLUNTARY INVESTMENT
                            AND SAVINGS PLAN OF
                   INTERNATIONAL MULTIFOODS CORPORATION

                 Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997


                         Independent Auditors' Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the VISA Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the VISA Plan as of December 31, 1998 and 1997 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP
Minneapolis, Minnesota
May 21, 1999



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION


Statement of Net Assets Available for Plan Benefits
December 31, 1998



                                                              Participant-Directed
                                    ----------------------------------------------------------------------------------
                                  International   Norwest       Fidelity     Vanguard   Vanguard Asset   T.Rowe Price
                                   Multifoods   Stable Return   Magellan   Institutional  Allocation     New Horizons
                                   Stock Fund        Fund         Fund      Index Fund       Fund           Fund
                                   ----------    ----------   -----------   ----------   ------------   ----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $3,676,324            -             -            -            -             -
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                               5,048            -             -            -            -             -
      Short-term Investment Fund        81,253            -             -            -            -             -
      Stable Return Fund                     -    5,977,268             -            -            -             -
  Registered funds:
    Fidelity Magellan Fund                   -            -    13,451,599            -            -             -
    Vanguard Institutional Index Fund        -            -             -   11,312,199            -             -
    Vanguard Asset Allocation Fund           -            -             -            -    5,622,646             -
    T.Rowe Price New Horizons Fund           -            -             -            -            -     2,205,308
    MetWest Total Return Fund                -            -             -            -            -             -
    Janus Worldwide Fund                     -            -             -            -            -             -
  Participant loan fund                      -            -             -            -            -             -
                                    ----------   ----------   -----------  -----------   ----------    ----------
      Total investments              3,762,625    5,977,268    13,451,599   11,312,199    5,622,646     2,205,308

Accrued investment income               28,990            -             -            -            -             -
                                    ----------   ----------   -----------  -----------   ----------    ----------

       Net assets available for
          plan benefits             $3,791,615    5,977,268    13,451,599   11,312,199    5,622,646     2,205,308
                                    ==========   ==========   ===========  ===========   ==========    ==========






                                                                        Non-participant-
                                       Participant-Directed                Directed
                                    -----------------------------------  --------------
                                       MetWest      Janus                International
                                        Total     Worldwide     Loan     Multifoods
                                     Return Fund     Fund       Fund     Stock Fund       Total
                                     -----------  ---------  ----------  -----------    -----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                         -           -            -   12,520,320    $16,196,644
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                               3,093       2,929            -       17,192         28,262
      Short-term Investment Fund             -           -            -      276,720        357,973
      Stable Return Fund                     -           -            -            -      5,977,268
  Registered funds:
    Fidelity Magellan Fund                   -           -            -            -     13,451,599
    Vanguard Institutional Index Fund        -           -            -            -     11,312,199
    Vanguard Asset Allocation Fund           -           -            -            -      5,622,646
    T.Rowe Price New Horizons Fund           -           -            -            -      2,205,308
    MetWest Total Return Fund          522,693           -            -            -        522,693
    Janus Worldwide Fund                     -     763,563            -            -        763,563
  Participant loan fund                      -                1,250,998            -      1,250,998
                                      --------    --------   ----------  -----------    -----------
      Total investments                525,786     766,492    1,250,998   12,814,232     57,689,153

Accrued investment income                    -           -            -       98,732        127,722
                                      --------   ---------   ----------  -----------    -----------

       Net assets available for
          plan benefits                525,786     766,492    1,250,998   12,912,964    $57,816,875
                                      ========    ========   ==========  ===========    ===========






EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION


Statement of Net Assets Available for Plan Benefits
December 31, 1997


                                                               Participant-Directed
                                    ------------------------------------------------------------------------------------
                                    International    Norwest       Fidelity   Vanguard Index Vanguard Asset T.Rowe Price
                                    Multifoods     Stable Return   Magellan     Trust-500    Allocation     New Horizons
                                    Stock Fund         Fund            Fund     Portfolio    Fund           Fund
                                    ----------     ----------     -----------   ----------   ------------   ----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                $3,815,749              -               -            -            -             -
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                              15,774              -          19,409            -       19,674             -
      Short-term Investment Fund        71,122              -               -            -            -             -
      Stable Return Fund                     -      5,225,397               -            -            -             -
  Registered funds:
    Fidelity Magellan Fund                   -              -      11,256,113            -            -             -
    Vanguard Index Trust-500 Portfolio       -              -               -    9,607,455            -             -
    Vanguard Asset Allocation Fund           -              -               -            -    3,981,978             -
    T.Rowe Price New Horizons Fund           -              -               -            -            -     2,344,558

Participant loan fund                        -              -               -            -            -             -
                                    ----------     -----------    -----------   ----------   ----------    ----------
      Total investments              3,902,645      5,225,397      11,275,522    9,607,455    4,001,652     2,344,558

Accrued investment income               27,426              -               -            -            -             -
Member contributions receivable              -              -               -            -            -             -
                                    ----------     ----------     -----------   ----------   ----------    ----------

       Net assets available for
          plan benefits             $3,930,071      5,225,397      11,275,522    9,607,455    4,001,652     2,344,558
                                    ==========     ==========     ===========   ==========   ==========    ==========







                                                                                       Non-
                                                                                   participant-
                                                   Participant-Directed              Directed
                                   -------------------------------------------     -----------
                                     MetWest         Janus                        International
                                      Total         Worldwide          Loan        Multifoods
                                   Return Fund        Fund             Fund        Stock Fund        Total
                                    ----------     ----------       ----------     -----------    -----------
Investments, at fair value:
  Common stock of International
    Multifoods Corp.                         -             -               -        12,995,151    $16,810,900
  Cash and common trust funds:
    Norwest Bank Minnesota, N.A.:
      Cash                                   -              -               -           53,722        108,579
      Short-term Investment Fund             -              -               -          242,217        313,339
      Stable Return Fund                     -              -               -                -      5,225,397
  Registered funds:
    Fidelity Magellan Fund                   -              -               -                -     11,256,113
    Vanguard Index Trust-500 Portfolio       -              -               -                -      9,607,455
    Vanguard Asset Allocation Fund           -              -               -                -      3,981,978
    T. Rowe Price New Horizons Fund          -              -               -                -      2,344,558
   Participant loan fund                     -              -         700,871                -        700,871
                                       -------        -------        --------      -----------    -----------
      Total investments                      -              -         700,871       13,291,090     50,349,190

Accrued investment income                    -              -               -           93,403        120,829
Member contributions receivable         82,336         33,504               -                -        115,840
                                       -------        -------        --------      -----------    -----------
      Net assets available for
          Plan benefits                 82,336         33,504         700,871       13,384,493    $50,585,859
                                       =======        ========       ========      ===========    ===========

See accompanying notes to financial statements.





EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1998


                                                               Participant-Directed
                                    --------------------------------------------------------------------------------------
                                    International   Norwest       Fidelity     Vanguard       Vanguard Index  Vanguard Asset
                                    Multifoods    Stable Return   Magellan    Institutional     Trust-500     Allocation
                                    Stock Fund       Fund         Fund         Index Fund       Portfolio          Fund
                                    ----------    ----------   -----------     ----------     -----------     ------------
Investment income:
   Dividends                        $  107,474             -        73,800         82,698           4,466        161,742
   Interest                              4,356             -             -              -               -              -
   Net appreciation (depreciation)
    in fair value of investments      (197,366)      345,150     3,469,563        908,837       1,499,090        937,079
                                    ----------    ----------   -----------    -----------     -----------     ----------
     Total investment income (loss)    (85,536)      345,150     3,543,363        991,535       1,503,556      1,098,821
                                    ----------    ----------   -----------    -----------     -----------     ----------
Contributions:
   Members                             494,552       679,104     1,358,409        597,517         749,482        675,351
   Employer                                  -             -             -              -               -              -
                                    ----------    ----------   -----------    -----------     -----------     ----------
     Total contributions               494,552       679,104     1,358,409        597,517         749,482        675,351
                                    ----------    ----------   -----------    -----------     -----------     ----------
Distributions                         (339,917)     (692,111)   (2,027,648)      (502,790)       (937,624)      (469,241)
Administrative expenses                 (3,969)      (24,475)      (11,437)        (4,325)         (5,158)        (4,697)
Fund transfers                        (203,586)      444,203      (686,610)    10,230,262     (10,917,711)       320,760
                                    ----------    ----------   -----------    -----------     -----------     ----------
     Net increase (decrease)
       in net assets available
       for plan benefits              (138,456)      751,871     2,176,077     11,312,199      (9,607,455)     1,620,994

Net assets available for
 plan benefits:
  Beginning of year                  3,930,071     5,225,397    11,275,522              -       9,607,455      4,001,652
                                    ----------    ----------   -----------    -----------     -----------     ----------
  End of year                       $3,791,615     5,977,268    13,451,599     11,312,199               -      5,622,646
                                    ==========    ==========   ===========    ===========     ===========     ==========





                                                                                                     Non-
                                                                                                 participant-
                                                       Participant-Directed                        Directed
                                        ------------------------------------------------------  -------------
                                       T. Rowe Price   MetWest         Janus                    International
                                        New Horizons  Total Return    Worldwide        Loan       Multifoods
                                           Fund          Fund           Fund           Fund       Stock Fund        Total
                                        ----------     ----------    ----------    ------------   -----------    ------------
Investment income:
   Dividends                                     -        21,938           3,043              -        375,663    $   830,824
   Interest                                      -             -               -        111,652         14,836        130,844
   Net appreciation (depreciation)
    in fair value of investments            77,159         2,788          71,771              -     (1,016,579)     6,097,492
                                        ----------      --------        --------     ----------    -----------    -----------
     Total investment income (loss)         77,159        24,726          74,814        111,652       (626,080)     7,059,160
                                        ----------      --------        --------     ----------    -----------    -----------
Contributions:
   Members                                 495,973       (30,968)        105,648              -              -      5,125,068
   Employer                                      -             -               -              -      1,987,018      1,987.018
                                        ----------      --------        --------     ----------    -----------    -----------
     Total contributions                   495,973       (30,968)        105,648              -      1,987,018      7,112,086
                                        ----------      --------        --------     ----------    -----------    -----------

Distributions                             (264,721)         (469)        (13,819)      (106,513)    (1,521,043)    (6,875,896)
Administrative expenses                     (2,159)         (199)           (305)           127         (7,737)       (64,334)
Fund transfers                            (445,502)      450,360         566,650        544,861       (303,687)             -
                                        ----------      --------        --------     ----------    -----------    -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                      (139,250)      443,450         732,988        550,127       (471,529)     7,231,016

Net assets available for plan benefits:
  Beginning of year                      2,344,558        82,336          33,504        700,871     13,384,493     50,585,859
                                        ----------      --------        --------     ----------    -----------    ------------
  End of year                            2,205,308       525,786         766,492      1,250,998     12,912,964    $57,816,875
                                        ==========      ========        ========     ==========    ===========    ===========

See accompanying notes to financial statements.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Statement of Changes in Net Assets
Available for Plan Benefits
Year Ended December 31, 1997


                                                               Participant-Directed
                                    ------------------------------------------------------------------------
                                    International   Norwest       Fidelity    Vanguard Index   Vanguard Asset
                                    Multifoods    Stable Return   Magellan     Trust-500       Allocation
                                    Stock Fund       Fund         Fund         Portfolio          Fund
                                    ----------    ----------   -----------     ----------     -----------
Investment income:
   Dividends                        $  113,328             -       140,091        134,485         127,924
   Interest                                833             -            22              2               3
   Net appreciation in fair value
    Of investments                   1,496,230       340,298     2,249,374      2,156,022          676,312
                                    ----------    ----------   -----------     ----------       ----------
     Total investment income         1,610,391       340,298     2,389,487      2,290,509          804,239
                                    ----------    ----------   -----------     ----------       ----------
Contributions:
   Members                             342,909       489,738     1,320,406      1,175,478          488,769
   Employer                                  -             -             -              -                -
                                    ----------    ----------   -----------     ----------       ----------
     Total contributions               342,909       489,738     1,320,406      1,175,478          488,769

Distributions                         (834,663)     (883,721)   (1,575,772)      (715,579)        (334,072)
Administrative expenses                 (3,042)      (31,148)      (12,658)        (8,610)          (4,220)
Fund transfers                        (171,073)     (660,217)   (1,000,555)       914,926          295,333
                                     ----------    ----------  ------------    ----------       ----------
     Net increase (decrease)
       in net assets available
       for plan benefits               944,522      (745,050)    1,120,908      3,656,724        1,250,049
                                    ----------    ----------   -----------     ----------       ----------
Net assets available for
 plan benefits:
  Beginning of year                  2,985,549     5,970,447    10,154,614      5,950,731        2,751,603
                                    ----------    ----------   -----------     ----------       ----------
  End of year                       $3,930,071     5,225,397    11,275,522      9,607,455        4,001,652
                                    ==========    ==========   ===========     ==========       ==========



                                                                                                     Non-
                                                                                                 participant-
                                                   Participant-Directed                           Directed
                                    ----------------------------------------------------------   -------------
                                        T. Rowe Price   MetWest         Janus                    International
                                        New Horizons  Total Return    Worldwide        Loan       Multifoods
                                           Fund          Fund           Fund           Fund       Stock Fund        Total
                                        ----------     ----------    ----------    -----------    -----------    -----------
Investment income:
   Dividends                                    82             -               -              -        374,545    $   890,455
   Interest                                    (10)            -               -         44,899          2,725         48,474
   Net appreciation in fair value
    Of investments                         147,455             -               -              -      4,696,920     11,762,611
                                        ----------       -------         -------       --------    -----------    -----------
     Total investment income               147,527             -               -         44,899      5,074,190     12,701,540
                                        ----------       -------         -------       --------    -----------    -----------
Contributions:
   Members                                 593,031        82,336          33,504              -              -      4,526,171
   Employer                                      -             -               -              -      1,843,641      1,843,641
                                        ----------       -------         -------       --------    -----------    -----------
     Total contributions                   593,031        82,336          33,504              -      1,843,641      6,369,812
                                        ----------       -------         -------       --------    -----------    -----------

Distributions                             (229,453)            -               -              -     (1,793,198)    (6,366,458)
Administrative expenses                     (1,797)            -               -           (127)        (9,550)       (71,152)
Fund transfers                             509,566             -               -        112,020              -              -
                                        ----------       -------         -------       --------    -----------    -----------
     Net increase (decrease) in
       net assets available for
       plan benefits                     1,018,874        82,336          33,504        156,792      5,115,083     12,633,742

Net assets available for plan benefits:
  Beginning of year                      1,325,684             -               -        544,079      8,269,410     37,952,117
                                        ----------       -------         -------       --------    -----------    -----------
  End of year                            2,344,558        82,336          33,504        700,871     13,384,493    $50,585,859
                                        ==========       =======         =======       ========    ===========    ===========

See accompanying notes to financial statements.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Notes to Financial Statements
December 31, 1998 and 1997


1)   Description of the VISA Plan
The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "VISA Plan") is provided for general information purposes only. For more complete information about the VISA Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary VISA Plan Description.

The VISA Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the VISA Plan after one year of qualifying service. The VISA Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the VISA Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transaction entered into must provide that the lender shall be without recourse against the assets of the VISA Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

The Company and its participating subsidiary corporations (the "Employer") absorb a major portion of the administrative costs of the VISA Plan including audit, accounting and legal fees. The operational expenses of each investment fund (commissions or other transaction costs, investment management fees, etc.) are paid out of that fund and reduce its rate of return. The Trustee's fees are also paid out of the trust and are charged against the Members' accounts pro rata based on the account balances. The VISA Plan also allows certain other administrative expenses (recordkeeping fees, disbursement fees, etc.) to be paid out of the trust and charged against the Members' accounts, although the Employer currently pays such fees and expenses.

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of covered pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's covered pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences


An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the VISA Plan). Rollover contributions are not eligible for Employer matching contributions.


2)   Accounting Policies
Basis of Accounting
-------------------
The VISA Plan's accounting policies conform to generally accepted accounting principles ("GAAP") applied on a consistent basis. The financial statements of the VISA Plan are prepared under the accrual method of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
-------------------------------------------
Significant policies related to investments are summarized below:

    The fair value of investments in the Company's common stock is based upon published quotations.

    The fair value of investments in common trust funds and mutual funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

    Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

    The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits
-------------------
Benefits are recorded when paid.


3)   Member Loans
Effective January 1, 1996, the VISA Plan was amended to allow Members to borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the Loan Fund. Loan terms range from one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at the prime rate plus 2%. Principal and interest payments are paid ratably from each paycheck.

4)   Forfeitures and Vesting
Members who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated Members are reemployed by the Company within 5 years of termination, such forfeited nonvested portion of the Company's contributions is restored to their VISA Plan accounts. Forfeitures to the VISA Plan can be used to cover future Company's contributions or reinstate previously forfeited amounts to reemployed Members. Forfeitures to the VISA plan were $65,511 and $131,409 in 1998 and 1997, respectively.

The company's contributions vests as shown below:

Employee's vesting service since
      joining the Company                    Vested Percentage
--------------------------------             -----------------
1 year  but less than 2 years                       20%
2 years but less than 3 years                       40%
3 years but less than 4 years                       60%
4 years but less than 5 years                       80%
5 years or more                                    100%

If the Member retires, dies, becomes totally and permanently disabled, or if a Member's employment with the Company is involuntarily terminated due to the destruction, shutdown, or closing of any plant (or such other event as the Board of Directors of the Company deems to be sufficient cause to allow for full vesting), or if the VISA Plan is terminated by the Company, the Member is vested 100%, regardless of the length of Company service.

5)   Investment Funds
Members may deposit their contributions in any one of the following investment funds: International Multifoods Stock Fund, Norwest Stable Return Fund, Fidelity Magellan Fund, Vanguard Institutional Index Fund, Vanguard Asset Allocation Fund, T. Rowe Price New Horizon Fund, MetWest Total Return Fund and Janus Worldwide Fund. On July 30, 1998, the investment in Vanguard Index Trust 500 Portfolio was sold and reinvested in the Vanguard Institutional Index Fund. Contributions can be allocated to funds in increments of 5%. Member contributions and investment balances can be reallocated at anytime. The Employer's contribution is invested 100% in the International Multifoods Stock Fund. Members may reallocate a portion of their Employer's contributions and investment balances only during a special "diversification election period" that occurs as the Member approaches retirement age.

The Finance and Benefit Investment Committee of the Company's Board of Directors selects the investment funds that will be offered under the VISA Plan. Each of the funds may temporarily hold cash or make short-term investments. The following schedule summarizes the type of investments, which may be made by each of the funds:

Fund                          Description
----                          -----------
International Multifoods      Invests in the common stock of the Company
Stock Fund

Norwest Stable Return Fund    Collective bank trust that invests in
                              fixed income securities such as contracts with insurance companies and banks

Fidelity Magellan Fund        Mutual fund that invests in equity
                              securities

Vanguard Institutional Index  Mutual fund that invests in equity
Fund securities of companies that make up the Standard and Poor's 500 Composite Stock Price Index

Vanguard Asset Allocation     Mutual fund that invests in fixed income
Fund                          securities and equity securities

T. Rowe Price New             Mutual fund that invests in equity
Horizons Fund                 securities of young, emerging growth
                              companies

MetWest Total Return Fund     Mutual fund that invests in fixed income
                              securities such as U.S. government
                              securities, corporate debt securities and commercial paper

Janus Worldwide Fund          Mutual fund that invests in equity
                              securities of foreign and domestic
                              companies




6)   Plan Termination
Although it has not expressed any intention to do so, the Company has the right to terminate the VISA Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.


7)   Distributions
The VISA Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the VISA Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the VISA Plan Administrator. Distributions from the Company Common Stock Fund of the VISA Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.


8)   Income Taxes
The Company received a tax determination letter dated June 25, 1996, from the Internal Revenue Service stating that the VISA Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The VISA Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.



9)  Investments

The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1998:


                                 No. of Shares        Fair Value
                                --------------        -----------
International Multifoods
  Stock Fund                         627,473          $16,196,644

Norwest Stable Return Fund           223,474            5,977,268

Fidelity Magellan Fund               111,336           13,451,599

Vanguard Institutional Index         100,241           11,312,199
   Fund

Vanguard Asset Allocation Fund       230,625            5,622,646


The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1997:


                                 No. of Shares        Fair Value
                                --------------        -----------
International Multifoods
  Stock Fund                         593,752          $16,810,900

Norwest Stable Return Fund           213,010            5,225,397

Fidelity Magellan Fund               118,381           11,256,113

Vanguard Index Trust-500             106,689            9,607,455
  Portfolio

Vanguard Asset Allocation Fund       190,155            3,981,978


10)  Party-In-Interest Transactions
Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the VISA Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.



                                                           Schedule 1

EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998


                                               Description of investment,
                                                 including maturity date,
Identity of issue, borrower, lessor           rate of interest, collateral,
  or similar party                              and par or maturity value            Cost         Fair Value
--------------------------------------      --------------------------------      -----------     -----------
Common stock:
 *International Multifoods Corporation      627,473 shares common stock,          $12,942,826      16,196,644
                                              par value $0.10 per share
-------------------------------------------------------------------------------------------------------------
     Total common stock                                                            12,942,826      16,196,644
-------------------------------------------------------------------------------------------------------------

Cash and common trust funds:
  Norwest Bank Minnesota, N.A.:
 *Cash                                                 Cash equivalents                28,262          28,262
 *Short-term Investment Fund                             357,973 units                357,973         357,973
 *Stable Return Fund                                     223,474 units              5,044,288       5,977,268
-------------------------------------------------------------------------------------------------------------
     Total cash and common trust funds                                              5,430,523       6,363,503
-------------------------------------------------------------------------------------------------------------
Registered funds:
  Fidelity Magellan Fund                                111,336 units              9,016,496       13,451,599
  Vanguard Institutional Index Fund                     100,241 units             10,363,112       11,312,199
  Vanguard Asset Allocation Fund                        230,625 units              4,638,812        5,622,646
  T Rowe Price New Horizons Fund                         94,486 units              2,148,573        2,205,308
  MetWest Total Return Fund                              49,079 units                519,408          522,693
  Janus Worldwide Fund                                   16,123 units                702,339          763,563
-------------------------------------------------------------------------------------------------------------
     Total shares of registered funds                                             27,388,740       33,878,008
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Participant loan fund                                 1,250,998 units,             1,250,998        1,250,998
                                                 interest rates ranged from
                                                      9.76% to 10.5%
-------------------------------------------------------------------------------------------------------------
     Total investments                                                           $47,013,087       57,689,153
=============================================================================================================
* Represents party-in-interest.

See accompanying independent auditors' report.



EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN                   Schedule 2
OF INTERNATIONAL MULTIFOODS CORPORATION

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1998



                                                        No. of     No. of   Purchase     Selling     Cost of    Net Gain
Identity of Party Involved       Description of Asset   Purchases  Sales     Price         Price     Assets     or (Loss)
-------------------------------  ---------------------  ---------  ------  -----------  ----------   --------   ----------
Series of transactions (involving
one security) which exceed 5%
of plan assets.

*International Multifoods
   Corporation                     Common Stock               14       12  $ 1,498,950    1,038,868     833,424    205,444

*Norwest Bank Minnesota, N.A.      Short-term
                                    Investment Fund           41      134    3,191,302    3,146,668   3,146,668          -

*Norwest Bank Minnesota, N.A.      Stable Return Fund         64      120    2,117,744    1,834,097   1,532,934    301,163

 Fidelity Magellan Fund            Registered Fund            52      146    2,026,376    2,749,684   2,055,049    694,635

 Vanguard Index Trust-500          Registered Fund            55       66    1,181,194   12,364,999   8,493,905  3,871,094
    Portfolio

Vanguard Institutional Index       Registered Fund            31       57   11,997,262    1,551,728   1,634,150    (82,422)
    Fund

Individual transactions (involving one security) which exceed 5% of plan assets.

Vanguard Index Trust-500           Registered Fund             -        1            -   11,002,171   7,530,211  3,471,960
    Portfolio

Vanguard Institutional Index       Registered Fund             1        -   11,002,171            -           -          -
    Fund

* Represents party-in-interest

See accompanying independent auditors' report.



                                Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION




June 18, 1999                       By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits



                               EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.